UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM N-18F-1
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

    Mairs & Power Funds Trust
Exact Name of Registrant

NOTIFICATION OF ELECTION
The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of St. Paul, and the State of Minnesota on the 30th day of April, 2019.
MAIRS & POWER FUNDS TRUST
(Name of Registrant)

By: /s/ Mark L. Henneman
Mark L. Henneman
President

Attest: /s/ Robert W. Mairs
            Robert W. Mairs
            Secretary